Cm

06006424

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2005 (MM/DD/YY) AND ENDING January 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMC Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 W. 114th Street, Suite #160
(No. and Street)

Leawood (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce E. Bower (913) 661-1650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100 (Address) Lenexa (City), KS (State) 66219 (Zip Code)

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED MAR 31 2006 WASH, D.C. 160 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/8/06

OATH OR AFFIRMATION

I, Bruce E. Bower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMC Financial, Inc., as of January 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA L. GLENN
Notary Public
State of Kansas
My Appointment Expires 12/30/2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMC FINANCIAL, INC.

**Financial Statements for the
Year Ended January 31, 2006
and Independent Auditors' Report**

SMC FINANCIAL, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Operations	3
Statement of Cash Flows	4
Statement of Stockholder's Equity	5
Notes to Financial Statements	6-7
SUPPLEMENTAL SCHEDULE	
Schedule I – Computation of Net Capital Under Rule 15c3-1	8
Schedule II – Computation of Reserve Requirements Under Rule 15c3-3	9
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3	10
Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	11
Memorandum Regarding Internal Accounting Control	12-13

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
SMC Financial, Inc.
Leawood, Kansas

We have audited the accompanying balance sheet of SMC Financial, Inc. (the "Company") as of January 31, 2006, and the related statements of operations, stockholder's equity and cash flow for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Company

March 6, 2006

SMC FINANCIAL, INC.

BALANCE SHEET
JANUARY 31, 2006

ASSETS

CURRENT ASSETS		
Cash	$	22,480
	$	22,480

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Income taxes payable	$	10,559
Total current liabilities		10,559
STOCKHOLDER'S EQUITY		
Common stock, $.10 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		100
Additional paid-in capital		19,900
Retained earnings		(8,079)
		11,921
	$	22,480

See notes to financial statements.

SMC FINANCIAL, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JANUARY 31, 2006

REVENUES	$	388,728
EXPENSES		
Regulatory Registration Fees		2,205
Professional Fees		5,443
Management Fees		304,000
		311,648
NET INCOME BEFORE INCOME TAXES		77,080
INCOME TAXES		21,337
NET INCOME	$	55,743

See notes to financial statements.

SMC FINANCIAL, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 31, 2006

OPERATING ACTIVITIES:		
Net income (loss)	$	55,743
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Increase in income taxes payable		128
Cash provided (used) by operating activities		55,871
FINANCING ACTIVITIES:		
Additional paid-in capital contribution		8,000
Dividends paid		(50,000)
Cash used by financing activities		(42,000)
NET CHANGE IN CASH		13,871
CASH, BEGINNING OF YEAR		8,609
CASH, END OF YEAR	$	22,480

See notes to financial statements.

SMC FINANCIAL, INC.

STATEMENT OF STOCKHOLDER'S EQUITY
JANUARY 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
BALANCES, JANUARY 31, 2005	$ 100	$ 11,900	$ (13,822)	$ (1,822)
Captial contribution		8,000		8,000
Dividend paid on preferred stock			(50,000)	(50,000)
Net income			55,743	55,743
BALANCES, DECEMBER 31, 2006	$ 100	$ 19,900	$ (8,079)	$ 11,921

See notes to financial statements.

SMC FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - SMC Financial, Inc. ("the Company") is engaged in the brokerage of financial products to the general public and accredited investors. The Company is based in the Kansas City Metropolitan area and is registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers (NASD).

   b. Revenue Recognition - Customers' security transactions are recorded on a trade date basis.

   c. Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

   d. Advertising Costs - Advertising costs are charged to operations when incurred.

   e. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

   The Company executed business, by subscription, in variable annuity contracts and load mutual funds for Wealth Management Advisors, Inc. ("WMA"), a registered investment advisor owned by the Company's stockholder. For the year ended January 31, 2006, the Company paid $304,000 in management fees to WMA for expenses including salary, rent, utilities and other administrative expenses.

4. INCOME TAXES

The Company's provision for income taxes differs from the amount that would result from applying the federal statutory rate because of the surtax exemption and the provision for state income taxes net of federal income tax effects.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2006, the Company had net capital of $11,921 which was in excess of its required net capital of $5,000. The Company's net capital ratio at January 31, 2006 was 0.89 to 1.

6. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of January 31, 2006; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 is also omitted.

SMC FINANCIAL, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
January 31, 2006

NET CAPITAL

Total Stockholder's Equity	$ 11,921
Less Non-Allowed Assets:	(0)
Net Capital	$ 11,921

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition

Total Aggregate Indebtedness	$ 10,559

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 6,921
Ratio of aggregate indebtedness to net capital	0.89 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net Capital per Company's fourth quarter FOCUS report	$ 11,921
Difference – Audit adjustments	0
Net Capital reported above	$ 11,921

SMC FINANCIAL, INC.

Schedule II

Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

January 31, 2006

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

SMC FINANCIAL, INC.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

January 31, 2006

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of January 31, 2006.

SMC FINANCIAL, INC.

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

January 31, 2006

The Company is exempted under Rule 15c3-3(k)(2)(ii).

* * * * *

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Memorandum Regarding Internal Accounting Control

To Stockholders and Management of
SMC Financial, Inc.

In planning and performing our audit of the financial statements of SMC Financial, Inc. as of January 31, 2006, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at January 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

Accord Loy & Company

March 6, 2006